SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Attached is the Company’s Press Release dated January 20, 2006, entitled “Viryanet Appoints Memy Ish-Shalom President and CEO, and Promotes Jeff Oskin to COO”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: January 23, 2006	By:	/S/ ALBERT A. GABRIELLI
Name: Albert A. Gabrielli Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by the Company dated January 20, 2006, entitled “Viryanet Appoints Memy Ish-Shalom President and CEO, and Promotes Jeff Oskin to COO”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Jack McAvoy

VP, Marketing

ViryaNet

508-490-8600, ext 3090

ViryaNet Appoints Memy Ish-Shalom President and CEO, and Promotes Jeff

Oskin to COO

Two Industry Veterans to Lead ViryaNet

Southborough, MA — January 20, 2006 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced the appointment of Memy Ish-Shalom as President and Chief Executive Officer (CEO). Mr. Ish-Shalom replaces Paul V. Brooks, who served as President and CEO since November 2004, after joining ViryaNet from its acquisition of Utility Partners, Inc. Mr. Brooks has resigned, citing personal reasons. In a parallel announcement, ViryaNet promoted Jeff Oskin to the position of Chief Operating Officer (COO).

Memy Ish-Shalom, who was most recently CEO of Wadago, Ltd., brings 20 years of senior management and leadership experience to ViryaNet. He has held a number of executive and general management positions within the high technology and enterprise software marketplace, leading companies to growth and success. Mr. Ish-Shalom previously served ViryaNet for a number of years in a variety of positions, including as ViryaNet’s COO from January 2001 until November 2002.

“ViryaNet holds a leadership position in the mobile workforce management industry, supported by bright employees, loyal customers and shareholders, and a preeminent product. I am proud to lead the company to its next level of growth,” stated Mr. Ish-Shalom, President and CEO, ViryaNet.

Jeff Oskin, former VP, International Sales, ViryaNet, has been promoted to the position of ViryaNet’s COO. Mr. Oskin also possesses a strong track record within the field service sector.

“Memy is very knowledgeable about our industry, and has the ability to create a vision and then build the necessary team and momentum to achieve that vision. And Jeff has a proven track record in achieving operational excellence and market success. Each is a seasoned executive with strong management skills and leadership qualities,” stated Samuel HaCohen, Chairman of ViryaNet’s Board of Directors. “I also wish to thank Paul for his contributions to the Company,” concluded Mr. HaCohen.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products combine the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2005, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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